UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **March 20, 2009**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Pepco Energy Services, Inc., a wholly owned subsidiary of Pepco Holdings, Inc. ("PHI"), is engaged in, among other businesses, the retail sale of electricity to commercial, industrial and government customers. In conducting this business, Pepco Energy Services typically enters into retail sales contracts under which it commits to supply the electricity requirements of its customers over a specified period at agreed-upon prices. Pepco Energy Services acquires the electricity to service this load by entering into wholesale purchase contracts. In order to protect the respective parties against the risk of nonperformance by the other party, these wholesale purchase contracts typically impose collateral requirements on each party that are tied to changes in the price of electricity. In periods of electricity price volatility, these collateral requirements can fluctuate materially on a day-to-day basis and can give rise to significant collateral obligations in the event of a sustained price movement in a particular direction.

As part of PHI's ongoing plan to improve its liquidity position, Pepco Energy Services has entered into a credit intermediation arrangement with Morgan Stanley Capital Group, Inc. ("MSCG"). Under this arrangement, MSCG has agreed to assume the obligations of Pepco Energy Services with respect to certain transactions for the purchase of electricity in 2009, 2010 and 2011 under Pepco Energy Services' wholesale purchase contracts through novation agreements with Pepco Energy Services' counterparties to the wholesale purchase contracts (the "Novation Transactions"). Simultaneously with each respective Novation Transaction, Pepco Energy Services and MSCG will enter into a wholesale supply agreement under which MSCG will agree to supply electricity to Pepco Energy Services in an amount, at the time, and on price and other terms identical to the terms of the novated transaction, with the exception that Pepco Energy Services will not have any obligation to post collateral with MSCG based on changes in electricity prices. To date, approximately 32% of Pepco Energy Services' wholesale electric purchase obligations (measured in megawatt hours) have been replaced by contracts with MSCG, resulting in the return to Pepco Energy Services of approximately $198 million of collateral. In addition, by entering into the credit intermediation arrangement, Pepco Energy Services will avoid the ongoing obligation to post collateral for electricity purchased under the wholesale purchase contracts. The amount of this collateral varies depending on volumes under contract and is estimated to be up to $55 million each month depending on volumes under contract.

Under the terms of the arrangements with MSCG, Pepco Energy Services will be required to post collateral with MSCG only if (i) Pepco Energy Services is no longer a wholly owned subsidiary of PHI or (ii) PHI merges, transfers all or substantially all of its assets or effects any substantial change in its capital structure, or any person acquires a controlling interest in PHI, but in the case of clause (ii) only if the creditworthiness of the surviving or acquiring entity is materially weaker than PHI's creditworthiness immediately prior to the transaction.

The credit intermediation arrangement with MSCG does not apply to any future electricity wholesale purchase obligations incurred by Pepco Energy Services.

The payment obligations of Pepco Energy Services to MSCG under the new wholesale supply agreement are guaranteed by PHI in an amount up to $340 million during the first year following the effective date of the first Novation Transaction, which decreases to $204 million during the second year and to $68 million during the third year. The payment obligations of MSCG to Pepco Energy Services under the new wholesale supply agreement are guaranteed by Morgan Stanley.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: March 25, 2009   /s/ P. H. Barry
                                        Name: Paul H. Barry
                                        Title: Senior Vice President and
                                               Chief Financial Officer